==============================================================================

			 UNITED STATES SECURITIES
			 AND EXCHANGE COMMISSION
			 Washington, D.C.  20549

			   --------------------


				 FORM 11-K


	       /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		 OF THE SECURITIES EXCHANGE ACT OF 1934

	       For the fiscal year ended December 31, 2004

				     OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			    EXCHANGE ACT OF 1934

	      For the transition period from        to
					     ------    ------

			  Commission File No. 0-5544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	 THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			 Ohio Casualty Corporation
			      9450 Seward Road
			    Fairfield, OH  45014

==============================================================================

			    REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibits are being filed herewith:

Exhibit No.     Description
-----------     -----------

    23          Consent of Independent Registered Public Accounting Firm

				  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
     Committee




June 30, 2005                           /s/ Lynn C. Schoel
					--------------------------------
					Lynn C. Schoel
					Senior Vice President, Human
					Resources

				  APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2004 AND 2003, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004, SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004, AND INDEPENDENT ACCOUNTANT'S REPORT.

	THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN
			 TABLE OF CONTENTS

--------------------------------------------------------------------------


								     Pages
								     -----

Report of Independent Registered Public Accounting Firm.............    6

Financial Statements:

     Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003.....................................    7

     Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2004...........................    8

Notes to the Financial Statements................................... 9-13

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held At End
     of Year)......................................................    14

	    Report of Independent Registered Public Accounting Firm


We have audited the accompanying statements of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
June 3, 2005

	   The Ohio Casualty Insurance Company Employee Savings Plan
		Statements of Net Assets Available For Benefits


					       December 31,
					   2004            2003
				      --------------  --------------
Assets
Cash:
     Noninterest-bearing cash          $          -    $     34,765

Investments, at fair value              149,060,793     135,092,955

Receivables:
     Profit sharing contribution          3,700,693               -
     Due from broker for securities
       sold                                 481,840         197,340
     Accrued interest                         2,844           1,380
				      --------------  --------------
Total receivables                         4,185,377         198,720

				      --------------  --------------
Net assets available for benefits      $153,246,170    $135,326,440
				      ==============  ==============



			     See accompanying notes
				       7

	   The Ohio Casualty Insurance Company Employee Savings Plan Statement of Changes in Net Assets Available for Benefits
			 Year Ended December 31, 2004


Additions
Investment income:
    Net appreciation in fair value of investments     $ 17,944,480
    Interest and dividends                               2,971,606
						      -------------
							20,916,086


Contributions:
    Participants                                         8,778,097
    Employer                                             6,584,007
						      -------------
							15,362,104
						      -------------
Total additions                                         36,278,190


Deductions

Benefits paid directly to participants                  18,338,919
Administrative expenses                                     19,541
						      -------------
Total deductions                                        18,358,460
						      -------------
Net increase in net assets available for benefits       17,919,730


Net assets available for benefits:
     Beginning of year                                 135,326,440
						      -------------
     End of year                                      $153,246,170
						      =============



			    See accompanying notes
				       8

	   The Ohio Casualty Insurance Company Employee Savings Plan
			  Notes To Financial Statements
				December 31, 2004

1.  Accounting Policies:
    -------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset market values of shares held by The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) at year-end.

	Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the plan year.

	The fair value of the participation units owned by the Plan in common trust funds are valued at quoted redemption value as of the last business day of the plan year.

    B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    C.  Purchases and sales of securities are recorded on a trade-date basis.

    D. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    E. Contributions from participants and the Ohio Casualty Insurance Company (the Company) are recorded in the month the Company makes payroll deductions from Plan participants.

    F.  Benefits are recorded when paid.

    G. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan:
    -------------------

    The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Benefits Manual for a complete description of the Plan.

    A.  General:
	The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all eligible employees of the Company who have elected to participate.

	  The Ohio Casualty Insurance Company Employee Savings Plan
		   Notes To Financial Statements, Continued
			       December 31, 2004

2.  Description of Plan, continued:
    ------------------------------

    B. Participants of the Plan must be at least 18 years of age and be a Full-time or Part-time employee of the Company working 20 or more hours per week, or work 1,000 or more hours in a calendar year, to be eligible.

    C. Participants direct the investment of their contributions into various fund options available. Participants may contribute between 1-32% of eligible compensation to the Plan on a before-tax and/or after-tax basis. The Company matches 50% of the first 6% of the participant's semi-monthly contribution. See Note 9, "Subsequent Events" for changes to contributions. The Company match is invested according to the participants' investment directions. The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan (ESOP). Participants are 100% vested in the value of their own contributions and related investment earnings, as well as 100% vested in the value of the Company match contributions and related investment earnings.

    D. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participants' account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his/her fully vested account balance.

    E. Certain costs of administering the Plan are paid by the Company. These costs totaled $62,936 for the year ended December 31, 2004.

    F. Benefits are payable to participants upon termination of employment, retirement, disability retirement, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

3.  Plan Termination:
    ----------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

    In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

	    The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				 December 31, 2004

4.  Income Tax Status:
    -----------------

    The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under
    Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Investments:
    -----------

    The following investments represent 5% or more of the Plan's net assets:

						       Fair Value
					     -------------------------------
					     December 31,       December 31,
						 2004               2003
					     --------------------------------
    Common Stock
    ------------
       Ohio Casualty Stock Fund               $36,905,571       $33,005,492

    Mutual Funds
    ------------
       T. Rowe Price Small Cap Fund            17,695,846        14,354,250
       Fidelity Equity Income Fund              9,788,214         8,902,175
       Fidelity Balance Fund                   14,165,882        12,765,017
       Fidelity Blue Chip Fund                 11,213,895        10,204,224

    Common/Collective Trusts
    ------------------------
       Fidelity Managed Income Portfolio II    23,431,148        25,349,671

       Fidelity U.S. Equity Index Pool         18,877,608        17,728,903

    Net appreciation in the fair value of the investments (including investments bought, sold, as well as held during the year) as determined by quoted market prices is as follows:

						     Year ended
						  December 31, 2004
						  ------------------
      Investments:
      Common stock                                   $ 10,258,817
      Mutual funds                                      5,855,950
      Common/collective trusts                          1,829,713
						     ------------
	  Total                                      $ 17,944,480
						     ============

	The Ohio Casualty Insurance Company Employee Savings Plan
		 Notes To Financial Statements, Continued
			     December 31, 2004


6.  Loans Receivable - Participants:
    -------------------------------

    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve months, the total value of the participant's before-tax, after-tax, and rollover accounts, or 50% of the vested value of the participant's accounts. Interest is charged at Chase Manhattan Bank's commercial rate plus 1%. Repayment of loans are arranged through payroll deductions with a maximum repayment term of 5 years, or 15 years for a home loan. Terminated employees can continue loan repayments following termination of employment.

7.  Reconciliation of Financial Statements to Form 5500:
    ---------------------------------------------------

    The following is a reconciliation of contributions received by the Participants and Employer per the financial statements to the Form 5500:

							   Year Ended
							December 31, 2004
							-----------------
       Net assets available for benefits per
	 the financial statements                          $153,246,170
       Less:  Profit Sharing contribution
	 receivable by the Plan                               3,700,693
							   ------------
       Net assets available for benefits per
	 the Form 5500                                     $149,545,477
							   ============


   The following is a reconciliation of contributions received by the Participant and Employee per the financial statements to the Form 5500:

							   Year Ended
							December 31, 2004
							-----------------
       Contributions received from employer
	 per the financial statements                        $6,584,007
       Less:  Profit Sharing contribution currently
	 incurred but not yet received by the Plan            3,700,693
							     ----------
       Contributions received from employer
	 per the Form 5500                                   $2,883,314
							     ===========

8.  Plan Amendments:
    ---------------

    The following significant amendment was adopted, approved and became effective during the 2004 plan year:

     - Effective July 1, 2004, a discretionary profit sharing contribution may be made by the Company each year if certain profitability levels are achieved. The performance criteria and the range of contribution is set by the Board of Directors. Employees will not have to contribute to the Plan to be eligible for the profit sharing contribution but must be employed by the Company on December 31st of the applicable Plan year. In February 2005, a profit sharing contribution of $3,700,693 was contributed by the Company for the 2004 Plan year.

	    The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				 December 31, 2004

9.  Subsequent Events:
    -----------------

    Effective January 1, 2005, the Company will match 100% of the participant's contribution for the first 3% of eligible pay and 50% of the participant's contribution for the next 2% of eligible pay. The maximum match is 4%. Also effective January 1, 2005, employees with 10 or more years of service as of July 1, 2004 will be eligible for a temporary, discretionary, additional Company contribution of 2.5% percent of eligible compensation.

			     Supplemental Schedule


	 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN  31-0396250
Plan Number 002


 (a)               (b)                                 (c)            (d)            (e)
										   Current
	Investments                                Shares/Units       Cost          Value
----------------------------------------------------------------------------------------------
	Cash:
	    Interest-bearing cash                        12,077   $  1,474,930   $  1,474,930
	Common Stock:
 *          Ohio Casualty Corporation                   302,195     20,980,014     36,905,571
	Mutual Funds:
	    PIMCO Tot Return Adm                        129,647      1,400,545      1,383,338
	    Franklin Small Cap Growth                    60,420      1,729,781      2,063,934
	    T. Rowe Price Small Cap                     495,960     11,507,674     17,695,846
 *          Fidelity Equity Income                      185,453      9,185,944      9,788,214
 *          Fidelity Balanced                           794,943     12,115,787     14,165,882
 *          Fidelity Blue Chip                          268,854     11,819,892     11,213,895
 *          Fidelity Diversified Intl                    89,988      2,052,624      2,577,269
 *          Fidelity Freedom Income                      33,253        363,250        374,766
 *          Fidelity Freedom 2000                        12,142        142,875        146,676
 *          Fidelity Freedom 2010                       160,840      2,054,573      2,190,642
 *          Fidelity Freedom 2020                       152,190      1,890,131      2,124,572
 *          Fidelity Freedom 2030                        89,122      1,099,421      1,254,844
 *          Fidelity Freedom 2040                        57,131        401,085        472,473
	Common/Collective Trusts:
 *          Fidelity Managed Income Portfolio II     23,431,148     23,431,148     23,431,148
 *          Fidelity U.S. Equity Index Pool             504,479     17,581,247     18,877,608
	Loans:
 **         Participant Loans                                              -        2,919,185
								 -------------  -------------
	TOTAL INVESTMENTS                                         $119,230,921   $149,060,793
								  =============  =============

	* Indicates party-in-interest to the Plan

	** The interest rates on these loans range from 5.0% to 10.0% with maturity dates of 2005 through 2019.